UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hortonworks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

440894103

(CUSIP Number)

December 11, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 440894-10-3	Page 2 of 5

1	Names of reporting persons Teradata Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,895,742
	6	Shared voting power 0
	7	Sole dispositive power 2,895,742
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,895,742
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.0%(1)
12	Type of reporting person CO

(1)	Based upon (a) 34,876,650 shares of Hortonworks, Inc. common stock outstanding at October 15, 2014 as reported in Hortonworks’ final prospectus filed with the SEC on December 12, 2014 after giving effect to the automatic conversion of the outstanding preferred stock of Hortonworks, Inc. into 21,949,525 shares of common stock upon the closing of its initial public offering, plus (b) the sale by Hortonworks, Inc. of 6,250,000 shares of common stock in its initial public offering, and plus (c) the concurrent private placement by Hortonworks, Inc. of 486,486 shares of common stock to a third party; all as described in such prospectus.

SCHEDULE 13G

CUSIP No. 440894103	Page 3 of 5

Item 1(a)	Name of Issuer:

Hortonworks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5470 Great American Parkway

Santa Clara, California 95054

Item 2(a)	Name of Person Filing:

Teradata Corporation

Item 2(b)	Address of Principal Business Office or, If None, Residence

10000 Innovation Drive

Dayton, Ohio 45342

Item 2(c)	Citizenship

The state of incorporation is Delaware.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

440894103

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 2,895,742

(b)	Percent of Class: See Row 11 of cover page

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,895,742

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose of or to direct the disposition of: 2,895,742

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

SCHEDULE 13G

CUSIP No. 440894103	Page 4 of 5

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 440894-10-3	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015

TERADATA CORPORATION

By:	/s/ Stephen M. Scheppmann
	Name:	Stephen M. Scheppmann
	Title:	Executive Vice President and Chief Financial Officer